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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

As at March 17, 2006

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT

FOR THE PERIOD ENDED: January 31, 2006

Commission File No. 000-18343

WORLD VENTURES INC.

(Translation of registrant’s name into English)

102 Piper Crescent

Nanaimo, British Columbia, Canada V9T 3G3

(Address of principal executive office)

Tel: (250) 756-0291

(Registrant’s telephone number including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1).

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7).

☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate blow the file number assigned to the registrant in connection with Fule 12g3-2(b):

n/a

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EXHIBIT INDEX SUBMITTED HEREWITH

                   Exhibits               Description

                   31.1                        Certificate CEO WVI January 31, 2006 Financial Statements

                   31.2                        Certificate CFO WVI January 31, 2006 Financial Statements

                   99.1                        Interim Financial Statements for the Three Months Ended January 31, 2006

                   99.2                        Management’s Discussion and Analysis for the Three Months Ended January 31, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:	/s/ Raynerd B. Carson
Raynerd B. Carson President (Chief Executive Officer)

Date:	March 17, 2006

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